Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

PROGEN RECEIVES NASDAQ DEFICIENCY NOTICE

Brisbane, Australia, Monday, 8 September 2008. Progen Pharmaceuticals Limited (ASX: PGL; Nasdaq: PGLA) today announced that it received a letter dated 4 September 2008, from the Nasdaq Stock Market notifying the company that for the last 30 consecutive business days prior to 4 September, the bid price for the Company’s ordinary shares has closed below the minimum $US1.00 per share requirement for continued inclusion under Nasdaq Marketplace Rule 4320(e)(2)(E)(ii) (the “Rule”).

The letter stated that in accordance with the Rule the Company has 180 calendar days, or until 3 March 2009, to regain compliance. To regain compliance with the minimum bid price requirement, Progen’s ordinary shares must meet or exceed the $US1.00 share price for 10 consecutive business days. This deficiency notice does not immediately affect Progen’s Nasdaq listing.

If the Company does not regain compliance with the Rule by 3 March 2009, Nasdaq will determine whether the company meets The Nasdaq Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c)3, except for the bid price requirement. If it meets the initial listing criteria, Nasdaq will notify the Company that it has been granted an additional 180 calendar days compliance period. If the Company is not eligible for an additional compliance period, Nasdaq will provide written confirmation that the Company’s securities will be delisted from The Nasdaq Capital Market.

This Rule only applies to the Company’s shares trading on The Nasdaq Capital Market and not the Company’s shares trading on the Australian Securities Exchange, the Company’s home exchange. Approximately 5.03 million of Progen’s total issued capital of 60.47 million shares (8.3% of total issued capital) trade on The Nasdaq Capital Market.

About Progen

Progen Pharmaceuticals is a globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms – angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the US.

Contact details:

Linton Burns

Progen Pharmaceuticals Limited

T:  +61 7 3842 3333

F:  +61 7 3720 9624

E:  lintonb@progen-pharma.com

W: www.progen-pharma.com

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.